

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 21, 2016

<u>Via E-mail</u>
Franklin McLarty
President and Director
CapRocq Core REIT, Inc.
1 Allied Drive, Suite 1500
Little Rock, Arkansas 72202

>      **Re:     CapRocq Core REIT, Inc.**
>               **Offering Statement on Form 1-A**
>               **Filed November 23, 2016**
>               **File No. 024-10643**

Dear Mr. McLarty:

We have reviewed your offering statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.      We note your disclosure that you intend to continue to raise money pursuant to multiple Tier 2 offerings under Regulation A.  We also note that you are offering up to $50,000,000 of common stock.  Please tell us how these additional offerings will not be integrated with this offering.  Refer to Rule 251(c) of the Securities Act.

2.      We note your disclosure that after qualification, you intend to apply for your qualified common stock to be eligible for quotation on an alternative trading system.  We also note that this is a continuous offering.  Please revise your disclosure to clarify that your shares will be offered at a fixed price for the duration of the offering.  Refer to Rule 251(d)(3) of the Securities Act.

Part II – Offering Circular

3.      Please revise your disclosure throughout to discuss your relationship to CapRocq Core III, LLC.

Cover page of offering circular

4.      Please clearly disclose on the cover page any arrangement to place the funds in escrow. See Item 501(b)(8)(iii) of Regulation S-K.

Summary

Our Company, page 1

5.      We note your disclosure in the summary and elsewhere that you have agreed to a purchase price to acquire the Village on the Creeks-Colgate Property "based, in part, upon an independent MAI third party appraisal."  Please disclose whether the purchase price exceeds the appraised value. See Item 5.A.iii. of Industry Guide 5.

Our Initial Portfolio, page 4

6.      We note that you have agreed to purchase the property, Village on the Creeks-Colgate Property, for a combination of cash and debt financing.  We further note your disclosure regarding the issuance of OP Units in your acquisition of properties.  Please disclose whether OP Units may be issued as part of the consideration to purchase this property.

Compensation to Our Advisor, page 7

7.      We note your disclosure on page FS-7 that CapRocq Core III, LLC was formed to serve as the underwriting entity for the organization and will incur offering costs associated with establishing the company. We also note that the company will be obligated to reimburse Core III for organization and offering costs paid by them on behalf of the company.  Please tell us why you have not included these fees in this section and the "Use of Proceeds" section beginning on page 39.  Refer to Industry Guide 5, Item 3.B.

8.      Please revise your fee table to include the stage of offering the fee relates to and estimates of the amount of the fee assuming the maximum amount is raised and assuming you utilize your target leverage.  Refer to Item 4 of Industry Guide 5.

Risk Factors, page 12

Risks Related to Conflicts of Interest, page 25

9.      We note that you pay your Advisor a financing fee and an acquisition fee.  Please include

corresponding risk factor disclosure related to management's incentives to pay more for properties and/or increase leverage.

Prior Performance Summary

Historical Realized Investment Performance of CapRocq Fund I, page 58

10. Your disclosure indicates that the Exit Price and Acquisition Price include debt, equity and fees. Please explain in more detail what consists of the debt, equity and fees and how they are included.

Prior Performance Tables, A-1

11. We note your disclosure that Table I – Experience in Raising and Investing Funds has been omitted since none of the most recent Prior Programs closed during the three years ended December 31, 2015. However, you disclose on page 56 that CapRocq I commenced its offering on December 27, 2012 and was fully invested by October 2014. Please include the disclosure in Table I for CapRocq I or advise. Please see Industry Guide 5 and CF Disclosure Guidance: Topic No. 6 for guidance.

Part F/S, page FS-11

12. Please explain to us why you have only provided an audited statement of revenues and certain expenses for Village on the Creeks – Colgate for one year, as it appears that this property will be acquired from a related party. Refer to Rule 8-06(a) of Regulation S-X.

Part III - Exhibits

13. We note your disclosure in Item 4 of Part I that you have used solicitation of interest communications in connection with the proposed offering. Please file such materials as an exhibit to your offering statement. Please see Item 17(13) of Part III of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters.  Please contact Rahul K. Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc:     Kathy Lawrence, Esq.